UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

EXPLANATORY NOTE

This report supplements the report of Petróleos Mexicanos on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2021 (File/Film Number: 000-00099 / 211472327) (the “Original 6-K”) solely for the purpose of including a description of certain recent developments under the heading “Recent Developments” and adding a discussion of its results of operations for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. Except as described above, this report does not amend or supplement any information set forth in the Original 6-K.

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2020 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on May 17, 2021 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in our Form 6-K filed on December 6, 2021. In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), for periods prior to July 1, 2019, Pemex Perforación y Servicios (Pemex Drilling and Services) and Pemex Etileno (Pemex Ethylene), and, for periods prior to January 1, 2021, Pemex Fertilizantes (Pemex Fertilizers), (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included our Form 6-K filed on December 6, 2021. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into (i) the Offering Circular dated December 30, 2021, relating to its U.S. $125,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue and (ii) its Registration Statement on Form F-4 filed with the SEC on September 29, 2020 (File No. 333-259870), as amended by Pre-Effective Amendment No. 1 filed on November 12, 2021 and as may be further amended.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included in PEMEX´s Form 6-K filed with the SEC on December 6, 2021. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in PEMEX’s Form 6-K filed with the Securities and Exchange Commission on December 6, 2021.

	Three months ended September 30,(1)
	2020	2021(2)

	(in millions of pesos)		(in millions of U.S. dollars)
Net Sales
Domestic	Ps.120,081	Ps.189,523	U.S. $	9,333
Export	117,829	193,772		9,543
Services income	1,121	1,414		70

Total of sales	239,031	384,709		18,946
Reversal of impairment of wells, pipelines, properties, plant and equipment, net	8,186	6,050		298
Cost of sales	189,045	268,452		13,221

Gross income	58,172	122,307		6,023
Distribution, transportation and sale expenses	(652)	2,477		122
Administrative expenses	36,840	38,240		1,883
Other revenues	1,588	6,865		338
Other expenses	937	(2,613)		(129)

Operating income	24,509	85,842		4,227
Financing income	269	4,863		240
Financing cost	(33,355)	(36,249)		(1,785)
Derivative financial instruments income (cost), net	17,024	(9,274)		(457)
Foreign exchange gain (loss), net	36,194	(47,004)		(2,315)
(Loss) profit sharing in joint ventures and associates	(1,404)	42		2

Income (loss) before duties, taxes and other	43,237	(1,780)		(88)
Total duties, taxes and other	41,826	75,465		3,716

Net income (loss)	1,411	(77,245)		(3,804)
Other comprehensive results	(3,271)	5,162		254

Total comprehensive (loss)	(1,859)	(72,083)		(3,550)

Note: Numbers may not total due to rounding.

(1)	Derived from unaudited condensed consolidated interim financial statements.
(2)

Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 20.3060 = U.S. $1.00 at September 30, 2021. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Total Sales

Total of sales increased by 60.9% or Ps. 145.7 billion in the three-month period ended September 30, 2021, from Ps. 239.0 billion in the three-month period ended September 30, 2020 to Ps. 384.7 billion in the three-month period ended September 30, 2021, mainly due to increases in domestic sales prices of gasoline, jet fuel, natural gas and natural gas liquids and a 91.0% increase in the weighted average price of Mexican crude oil for export sales. From July 1, 2020 to September 30, 2020, the weighted average Mexican export crude oil price was U.S. $33.16 per barrel, as compared to U.S. $63.33 per barrel for the same period in 2021.

Domestic Sales

Domestic sales increased by 57.8% in the three-month period ended September 30, 2021, from Ps. 120.1 billion in the three-month period ended September 30, 2020 to Ps. 189.5 billion in the three-month period ended September 30, 2021, mainly due to increases in the sales prices of gasoline, jet fuel, natural gas and natural gas liquids. Domestic sales of petroleum products increased by 54.1% in the three-month period ended September 30, 2021, from Ps. 96.4 billion in the three-month period ended September 30, 2020 to Ps. 148.6 billion in the three-month period ended September 30, 2021, mainly due to a 64.3% increase in the sales prices of gasoline, 63.7% increase in the sales volume of fuel oil, and 38.8% increase in the sales volume of jet fuel.

Domestic sales of natural gas increased by 45.6% in the three-month period ended September 30, 2021, from Ps. 6.8 billion in the three-month period ended September 30, 2020 to Ps. 9.9 billion in the three-month period ended September 30, 2021, mainly due to a 128.5% increase in its average sales price.

Domestic sales of liquefied petroleum gas increased by 100.0% in the three-month period ended September 30, 2021, from Ps. 7.9 billion in the three-month period ended September 30, 2020 to Ps. 15.8 billion in the three-month period ended September 30, 2021, mainly as a result of an 82.4% increase in its average sales price.

Export Sales

Export sales increased by 64.5% in peso terms in the three-month period ended September 30, 2021 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 117.8 billion in the three-month period ended September 30, 2020 to Ps. 193.8 billion in the three-month period ended September 30, 2021. This increase was mainly due to a 91.0% increase in the weighted average Mexican export crude oil price in the three-month period ended September 30, 2021, as compared to the three-month period ended September 30, 2020. From July 1 to September 30, 2020, the weighted average Mexican export crude oil price was U.S. $33.16 per barrel, compared to U.S. $63.33 per barrel in the same period of 2021.

Crude oil and condensate sales increased by 58.1%, from Ps. 84.1 billion in the three-month period ended September 30, 2020 to Ps. 133.0 billion in the three-month period ended September 30, 2021, and in U.S. dollar terms (actual invoiced amount in U.S. dollars) increased by 71.8%, from U.S. $3.9 billion in the three-month period ended September 30, 2020 to U.S. $6.7 billion in the three-month period ended September 30, 2021. The weighted average price per barrel of crude oil exports in the three-month period ended September 30, 2021 was U.S. $63.33, or 91.0% higher than the weighted average price of U.S. $33.16 in the three-month period ended September 30, 2020.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 44.7%, from Ps. 12.3 billion in the three-month period ended September 30, 2020 to Ps. 17.8 billion in the three-month period ended September 30, 2021, primarily due to a 45.3% increase in the sales prices of fuel oil.

For the three-month period ended September 30, 2021, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 20.1418 = U.S. $1.00, as compared to Ps. 21.7680 = U.S. $1.00 during the same period of 2020, representing an appreciation of the peso against the U.S. dollar by Ps. 1.6262 (or 7.5%), which had an unfavorable effect on our export sales of Ps. 18.9 billion in the three-month period ended September 30, 2021.

Reversal of Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Net reversal of impairment of wells, pipelines, properties, plant and equipment decreased by Ps. 2.2 billion in the three-month period ended September 30, 2021 as compared to the three-month period ended September 30, 2020, from a net reversal of impairment of Ps. 8.2 billion in the three-month period ended September 30, 2020, to a net reversal of impairment of Ps. 6.0 billion in the three-month period of 2021. This net reversal of impairment was primarily due to a net reversal of impairment of Ps. 9.4 billion in the cash generating units (CGUs) of Pemex Exploración y Producción (“Pemex Exploration and Production”), primarily due to an increase in projected crude oil prices, offset by an impairment of Ps. 3.6 billion in the CGUs of Pemex Transformación Industrial (“Pemex Industrial Transformation”) due to an increase in the discount rates.

Cost of Sales

Cost of sales increased by 42.1%, or Ps. 79.5 billion in the three-month period ended September 30, 2021, from Ps. 189.0 billion in the three-month period ended September 30, 2020 to Ps. 268.5 billion in the three-month period ended September 30, 2021. This increase was mainly due to (1) a Ps. 60.1 billion increase in import purchases, primarily of Magna gasoline and natural gas, due to an increase in the purchase price of these products, and (2) a Ps. 10.4 billion increase in exploration and extraction taxes and duties, mainly due to the recovery of hydrocarbon prices from lows reached during the initial months of the COVID-19 pandemic.

Total General Expenses

Total general expenses (including distribution, transportation and sale expenses and administrative expenses) increased by 12.4%, from Ps. 36.2 billion for the three-month period ended September 30, 2020 to Ps. 40.7 billion for the three-month period ended September 30, 2021, mainly due to an increase in net periodic cost of employee benefits resulting from the transfer of employees from operating to administrative areas and an increase in freight costs.

Other Revenues

Other revenues increased by Ps. 5.3 billion in the three-month period ended September 30, 2021, from Ps. 1.6 billion in the three-month period ended September 30, 2020 to Ps. 6.9 billion in the three-month period ended September 30, 2021. This increase was mainly due to Ps. 4.9 billion in non-refundable funds received from the Fondo Nacional de Infraestructura (FONADIN) for payments to contractors of the Tula Refinery rehabilitation project.

Other Expenses

Other expenses increased by Ps. 3.5 billion in the three-month period ended September 30, 2021, from Ps. (0.9) billion in the three-month period ended September 30, 2020 to Ps. 2.6 billion in the three-month period ended September 30, 2021. This increase was mainly due to an increase of Ps. 1.8 billion in expenses related to provisions recorded for ongoing legal proceedings.

Financing Income

Financing income increased by Ps. 4.6 billion in the three-month period ended September 30, 2021, from Ps. 0.3 billion in the three-month period ended September 30, 2020 to Ps. 4.9 billion in the three-month period ended September 30, 2021. This increase was mainly due to effects from the recognition of changes in accounts receivable as a result of the sale of hydrocarbons to Asia.

Financing Cost

Financing cost increased by Ps. 2.8 billion in the three-month period ended September 30, 2021, from Ps. 33.4 billion in the three-month period ended September 30, 2020 to Ps. 36.2 billion in the three-month period ended September 30, 2021, mainly due to the effect of a 2.5% depreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2021, as compared to an appreciation of 2.2% for the same period of 2020.

Derivative Financial Instruments income (cost), Net

Derivative financial instruments (cost), net, increased by Ps. 26.3 billion, from a derivative financial instruments income of Ps. 17.0 billion in the three-month period ended September 30, 2020 to a derivative financial instruments cost of Ps. (9.3) billion in the three-month period ended September 30, 2021, due to (1) a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (2) a net decrease in other derivative financial instruments, such as currency options and crude oil options.

Foreign Exchange (Loss), Net

A substantial portion of our debt, 85.6% as of September 30, 2021, is denominated in foreign currency. Foreign exchange loss increased by Ps. 83.2 billion, from a foreign exchange gain of Ps. 36.2 billion in the three-month period ended September 30, 2020 to a foreign exchange loss of Ps. 47.0 billion in the three-month period ended September 30, 2021, primarily due to the effect of depreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2021, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2020. The value of the peso in U.S. dollar terms appreciated by 2.2%, from Ps. 22.9715 = U.S. $1.00 as of June 30, 2020 to Ps. 22.4573 = U.S. $1.00 as of September 30, 2020, as compared to a 2.5% depreciation of the peso in U.S. dollar terms from Ps. 19.8027 = U.S. $1.00 as of June 30, 2021 to Ps. 20.3060 = U.S. $1.00 as of September 30, 2021.

Total Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-sharing Duty, or DUC) and other duties and taxes paid increased by 80.6% in the three-month period ended September 30, 2021, from Ps. 41.8 billion in the three-month period ended September 30, 2020 to Ps. 75.5 billion in the three-month period ended September 30, 2021, mainly due to an increase in the Profit-sharing Duty of Ps. 38.1 billion, principally driven by the 91.0% increase in the weighted average export price of Mexican crude oil, from U.S. $33.16 per barrel in the three-month period ended September 30, 2020 to U.S. $63.33 per barrel in the three-month period ended September 30, 2021; which was partially offset by the favorable effect of deferred income tax of Ps. 4.4 billion. Duties and taxes represented 19.6% and 17.5% of total sales in the three-month periods ended September 30, 2021 and 2020, respectively.

Net (loss) income

In the three-month period ended September 30, 2021, we had a net loss of Ps. 77.2 billion, as compared to a net income of Ps. 1.4 billion in the three-month period ended September 30, 2020.

This net loss was mainly the result of (1) a Ps. 79.5 billion increase in cost of sales, mainly in cost of import purchases (primarily Magna gasoline and natural gas) due to increased demand, which in turn was primarily the result of the gradual recovery of economic activity following the decline caused by the COVID-19 pandemic; (2) a Ps. 26.3 billion increase in derivative financial instruments cost, mainly due to due to a decrease in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated, and a net decrease in other derivative financial instruments, such as currency options and crude oil options; (3) a Ps. 83.2 billion increase in foreign exchange loss, mainly due to the effect of depreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2021, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2020; and (4) a Ps. 33.7 billion increase in taxes and duties, mainly due to a 90.1% increase in the weighted average export price of Mexican crude oil; partially offset by a Ps. 145.7 billion increase in total sales, mainly due to an increase in domestic sales prices of gasoline, jet fuel, natural gas and natural gas liquids and in the weighted average price of Mexican crude oil exports.

Other Comprehensive Results

In the three-month period ended September 30, 2021, we reported a total comprehensive gain of Ps. 5.1 billion as compared to a total comprehensive loss of Ps. 3.3 billion in the three-month period ended September 30, 2020, mainly due to an increase in currency translation effect.

Liquidity and Capital Resources

Recent Financing Activities

The following discussion of PEMEX’s liquidity and capital resources supplements the liquidity and capital resources discussion in the Original 6-K. During the period from December 1, 2021 to January 31, 2022, we participated in the following financing activities:

On December 16, 2021, Petróleos Mexicanos issued U.S. $1,000,000,000 of its 6.700% Notes due 2032 under its U.S. $112,000,000,000 Medium Term Notes Program, Series C.

On December 16, 2021, Petróleos Mexicanos entered into a promissory note for the principal amount of Ps. 3,000,000,000, bearing interest at a floating rate linked to the 28-day Interbank Equilibrium Interest Rate (“TIIE”) plus 260 basis points, with a maturity of 180 days. On the same date, PEMEX entered into a promissory note for the principal amount of Ps. 500,000,000 bearing interest at a floating rate of TIIE plus 190 basis points with a 90-day maturity.

On December 17, 2021, Petróleos Mexicanos renewed a promissory note entered into in June 2021 for the principal amount of Ps. 2,000,000,000 and an original term of 180 days. This renewal was agreed for an additional 180-day term at a rate linked to TIIE plus 260 basis points. In addition, PEMEX entered into a promissory note for the principal amount of Ps. 2,000,000,000 bearing interest at a floating rate of TIIE plus 260 basis points with a maturity of 180 days.

On December 20, 2021, Petróleos Mexicanos renewed a loan for the principal amount of Ps. 500,000,000 and an original term of 180 days. This renewal was agreed for an additional 180-day term at a rate linked to the London Interbank Offered Rate (“LIBOR”) plus 200 basis points.

On December 21, 2021, Petróleos Mexicanos entered into a promissory note for the principal amount of Ps. 500,000,000 bearing interest at a floating rate of TIIE plus 190 basis points with a 90-day maturity.

On December 23, 2021, Petróleos Mexicanos completed a liability management transaction consisting of private offers to exchange and offers to purchase (collectively, the “Offers”), pursuant to which PEMEX issued an additional U.S. $5,813,567,000 aggregate principal amount of its 6.700% Notes due 2032 and paid an amount of cash equal to approximately U.S. $4,499,999,553 as consideration for the securities accepted in the Offers, accrued and unpaid interest and other transaction fees, costs and expenses in connection with the Offers.

As of December 31, 2021, the amount outstanding under PMI Trading’s existing revolving credit line was U.S. $2,310,043. From January 1 to January 28, 2022, PMI Trading drew down U.S.$819,462 from its revolving credit line and repaid U.S. $822,544. As of January 28, 2022, the amount outstanding under this revolving credit line was U.S.$2,306,961.

On January 14, 2022, P.M.I. Services North America, as borrower, and Petróleos Mexicanos, as guarantor, entered into a U.S. $500,000,000.00 credit facility maturing in 2023, which bears interest at a floating rate linked to adjusted Secured Overnight Funding Rate (SOFR) plus 275 to 425 basis points. As of February 1, 2022, the full principal amount had been disbursed. Accordingly the outstanding amount under this credit line as of February 1, 2022 was U.S. $500,000,000.

On January 21, 2022, Petróleos Mexicanos issued Ps. 4,500,000,000 and U.S. $250,000,000 in aggregate principal amount of promissory notes as follows:

•	Ps. 2,000,000,000, for a term of 270 days, at a rate linked to TIIE plus 228 basis points;

•	Ps. 2,500,000,000, for a term of 360 days, at a rate linked to TIIE plus 238 basis points;

•	U.S. $ 100,000,000 for a term of 90 days, at a rate linked to TIIE plus 198 basis points; and

•	U.S. $150,000,000, for a term of 180 days, at a rate linked to TIIE plus 208 basis points.

Mexican Government Contributions

During December 2021, we received equity contributions from the Mexican Government in the amount of Ps. 32.4 billion for the Dos Bocas Refinery and Ps. 73.2 billion for the repayment of our debt, including cash used in the Offers described above. In addition, we received equity contributions from the Mexican Government in the amount of Ps. 26.8 billion during January 2022.

Industrial Transformation

Deer Park Refinery

On January 20, 2022, we completed the purchase of Shell Oil Company’s 50.01% interest in Deer Park Refining Limited Partnership L.P. (the “Partnership”), after receiving approval from the Committee on Foreign Investment in the United States (CFIUS). The transaction was completed under the agreed terms announced in May 2021. The purchase price paid in connection with the transaction was U.S. $596 million, which is equivalent to Shell Oil Company’s 50.01% stake in the debt of the Partnership. The remaining debt in the amount of U.S.$596 million was paid by PEMEX at closing, using funds from the Fondo Nacional de Infraestructura (FONADIN).

Other Recent Developments

On December 28, 2021 our Chief Executive Officer announced a plan consisting of ten actions by which the Mexican Government is establishing support of PEMEX as a priority, seeking to set a new path that is intended to bolster Mexico’s position in the energy sector.

Among the goals of the plan are the following:

•	maintaining the value of proved reserves;

•	prioritizing domestic demand requirements of the National Refining System with a view to phasing out crude oil exports beginning in 2023;

•	reaching 2 million barrels per day in production of crude oil by 2024;

•	boosting production of fertilizers through new investments and rehabilitation of existing plants;

•	modernizing gas processing centers; and

•	regaining market share in the domestic fuel markets.

For these ten actions, PEMEX has assigned a total of Ps. 398.6 billion in its 2022 capital expenditures and operational expenses budget, and expects to assign Ps. 372.3 billion and 355.0 billion for 2023 and 2024, respectively.

These actions are further supported by reductions of our tax burden and Mexican Government contributions for repayment of our debt, for the construction of the Dos Bocas Refinery and for the acquisition of the Deer Park Refinery.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Carlos Fernando Cortez González
Carlos Fernando Cortez González
Acting Managing Director of Treasury

Date: February 7, 2022

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19 pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.